

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 22, 2022

Rick Correia
Chief Financial Officer and Treasurer
MoneyLion Inc.
30 West 21st Street, 9th Floor
New York, NY 10010

> **Re: MoneyLion Inc.**
> **Amendment No. 2 to**
> **Registration Statement on Form S-1**
> **Filed June 10, 2022**
> **File No. 333-263775**

Dear Mr. Correia:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our May 27, 2022 letter.

Amended Registration Statement filed June 10, 2022

General

1.   Refer to your response to comment 1. While we do not have any further comments at this time regarding your responses, please confirm your understanding that our decision not to issue additional comments should not be interpreted to mean that we either agree or disagree with your responses, including any conclusions you have made, positions you have taken and practices you have engaged in or may engage in with respect to this matter.

Please contact David Gessert at 202-551-2326 or J. Nolan McWilliams at 202-551-3217 with any questions.

Sincerely,

Division of Corporation Finance
Office of Finance

cc: Byron B. Rooney